SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                                              Commission File Number 1-6018

                        NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-Q

         For Period Ended: May 31, 2001

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant  TOKHEIM CORPORATION

Address of principal executive office (Street and number) 10501 Corporate Drive

City, State and Zip Code   Fort Wayne, IN  46845

                                  PART II
                          RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     {  (a) The reasons described in reasonable detail in Part III of this
     {      form could not be eliminated without unreasonable effort or
     {      expense;
     {  (b) The subject annual report, semi-annual report, transition report
     {      on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will
     {      be filed on or before the 15th calendar day following the
(X ) {      prescribed due date; or the subject quarterly report or
     {      transition report on Form 10-Q, or portion thereof will be filed
     {      on or before the fifth calendar day following the prescribed due
     {      date; and
     {  (c) The accountant's statement or other exhibit required by
     {      Rule 12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Company does not have all of the necessary information to finalize its financial statements for the period ended May 31, 2001. We expect to file the 10-Q within five days.

                                  PART IV
                             OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             Robert L. Macdonald         (219)            470-4600
             (Name)                      (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                  ( X ) Yes   ( ) No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  ( X ) Yes   ( ) No


         The Company expects to report the following results: the Company's consolidated sales for the three month period ended May 31, 2001 were $121.8 million compared to $134.8 million in the comparable 2000 period. Operating loss for the three month period ended May 31, 2000 was $3.8 million compared to operating loss of $4.7 million in the comparable 2000 three month period. These results are similar to those of the first quarter of the current fiscal year.



                            TOKHEIM CORPORATION
                (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 16, 2001                  By:   /s/ Robert L. Macdonald
                                         -----------------------------------
                                     Name:  Robert L. Macdonald
                                     Title: Executive Vice President, Finance
                                            and Chief Financial Officer